Mergers

On April 6, 2006, the shareholders of ING USLICO Series Fund - Stock Portfolio, approved the merger with and reorganization into ING Fundamental Research Portfolio a series of ING Partners, Inc. The reorganization was completed during the second quarter of 2006.